SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

	By:	/s/ Javier Astaburuaga
Javier Astaburuaga
Chief Financial Officer
Date: July 25, 2013

FEMSA Grows Operating Income

High Single Digit in 2Q13

Monterrey, Mexico, July 25, 2013 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) announced today its operational and financial results for the second quarter of 2013.

Second Quarter 2013 Highlights:

•	FEMSA income from operations grew 9.1% compared to the second quarter of 2012, reflecting growth at Coca-Cola FEMSA and FEMSA Comercio. On an organic basis[1] income from operations grew 8.0%.

•	Coca-Cola FEMSA income from operations increased 9.1% compared to the second quarter of 2012, mainly driven by lower sugar prices combined with the appreciation of the Mexican peso as applied to Coca-Cola FEMSA’s U.S. dollar-denominated raw material costs. On an organic basis[1] income from operations increased 7.6%.

•	FEMSA Comercio achieved total revenues growth of 11.7% and income from operations growth of 6.7% compared to the second quarter of 2012, driven by 1,026 net new store openings in the last twelve months.

José Antonio Fernández Carbajal, Chairman and CEO of FEMSA, commented: “As is sometimes the case, our quarterly results include reasons to be optimistic, but also a few challenging areas. At Coca-Cola FEMSA, in spite of sluggish macro growth, again it was Mexico that provided the positive momentum on the back of improved profitability, driven by strong execution and a favorable raw material environment. Performance in South America remained muted, particularly in Brazil. And FEMSA Comercio had results that reflect tough comparisons, a soft consumer environment in Mexico, and some continued pressure from the telephony category. It is too soon to tell whether the second half will show a meaningful improvement, however the level of economic activity is expected to gradually increase and we are cautiously optimistic about the rest of the year. Most importantly, the long-term structural advantages across our businesses continue to strengthen and we will continue to execute our strategy and will keep investing to improve and expand our competitive position across our operations. On that note, during the quarter we closed the acquisitions of Farmacias Yza and Farmacias Moderna on the retail front in Mexico, and we announced the acquisition of Fluminense on the bottling front in Brazil. So we keep moving forward at a solid, steady pace.”

1  Excludes non-comparable results from Coca-Cola FEMSA acquisitions in the last twelve months.

FEMSA Consolidated

Total revenues increased 4.1% compared to 2Q12 to Ps. 62.047 billion in 2Q13. FEMSA Comercio drove the growth in consolidated revenues. On an organic basis1 total revenues increased 3.1% compared to 2Q12. For the first half of 2013, consolidated total revenues increased 4.8% compared to the same period in 2012 to Ps. 119.289 billion. On an organic basis1, total revenues for the first half of 2012 decreased 1.3% compared to the same period in 2012.

Gross profit increased 5.3% compared to 2Q12 to Ps. 26.325 billion in 2Q13. Gross margin increased 50 basis points compared to the same period in 2012 to 42.4% of total revenues, driven by margin expansion at Coca-Cola FEMSA.

For the first half of 2013, gross profit increased 6.2% compared to the same period in 2012 to Ps. 50.095 billion. Gross margin increased 60 basis points compared to the same period in 2012 to 42.0% of total revenues, driven by margin expansion at both Coca-Cola FEMSA and FEMSA Comercio.

Income from operations increased 9.1% as compared to 2Q12 to Ps. 7.294 billion in 2Q13. On an organic basis1 income from operations increased 8.0% compared to the same period in 2012. Consolidated operating margin increased 60 basis points compared to 2Q12 to 11.8% of total revenues in 2Q13, due to gross margin improvements at Coca-Cola FEMSA driven by lower sugar prices combined with the appreciation of the Mexican peso as applied to Coca-Cola FEMSA’s U.S. dollar-denominated raw material costs.

For the first half of 2013, income from operations increased 4.5% compared to the same period in 2012 to Ps. 12.499 billion. Our consolidated operating margin year-to-date remained at 10.5% as a percentage of total revenues as compared to the same period of 2012.

Our effective income tax rate was 31.2% in 2Q13 compared to a tough comparable base of 23.5% in 2Q12 resulting from a tax shield related to interests on capital, including a dividend declared by the South America division of Coca-Cola FEMSA.

Net consolidated income decreased 6.6% compared to 2Q12 to Ps. 5.078 billion in 2Q13, as a result of (i) a swing from a significant foreign exchange gain in 2Q12 to a foreign exchange loss in 2Q13, mainly due to the effect of the devaluation of the Mexican Peso on the US Dollar-denominated component of our cash position in 2Q12, and (ii) higher interest expense related to bonds issued recently both by FEMSA and Coca-Cola FEMSA.

For the first half of 2013, net consolidated income decreased 1.9% to Ps. 9.055 billion compared to the same period of 2012, resulting from higher financing expenses which were partially offset by the growth in income from operations.

Net majority income for 2Q13 was Ps. 1.00 per FEMSA Unit2. Net majority income per FEMSA ADS was US$ 0.77 for the second quarter of 2013. For the first half of 2013, net majority income per FEMSA Unit1 was Ps. 1.74 (US$ 1.34 per ADS).

Capital expenditures amounted to Ps. 3.581 billion in 2Q13, reflecting incremental investments at Coca-Cola FEMSA and FEMSA Comercio.

Our consolidated balance sheet as of June 30, 2013 recorded a cash balance of Ps. 46.572 billion (US$ 3.585 billion), an increase of Ps. 8.456 billion (US$ 650.8 million) compared to December 31, 2012. Short-term debt was Ps. 11.686 billion (US$ 899.4 million), while long-term debt was Ps. 44.457 billion (US$ 3.422 billion). Our consolidated net debt balance was Ps. 9.571 billion (US$ 736.7 million).

[1]	Excludes non-comparable results from Coca-Cola FEMSA acquisitions in the last twelve months.
[2]	FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of June 30, 2013 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

2	July 25, 2013

Soft Drinks – Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting www.coca-colafemsa.com.

FEMSA Comercio

Total revenues increased 11.7% compared to 2Q12 to Ps. 24.808 billion in 2Q13, mainly driven by the opening of 279 net new stores in the quarter reaching 1,026 total net new store openings for the last twelve months. As of June 30, 2013, FEMSA Comercio had a total of 11,015 convenience stores. Same-store sales increased an average of 0.9% for the second quarter of 2013 over 2Q12, reflecting a 1.1% increase in average customer ticket that offset a 0.1% decrease in store traffic.

For the first half of 2013, total revenues increased 12.8% compared to the same period in 2012 to Ps. 46.511 billion. FEMSA Comercio’s same-store sales increased an average of 2.7% compared to the same period in 2012, driven by a 3.4% increase in average customer ticket that offset a 0.7% decrease in store traffic.

Gross profit increased by 12.1% in 2Q13 compared to 2Q12, resulting in a 10 basis point gross margin expansion to 34.6% of total revenues. This increase reflects a more efficient use of promotion-related marketing resources and a better execution of segmented pricing strategies across markets. For the first half of 2013, gross margin expanded by 50 basis points compared to the same period in 2012 to 34.0% of total revenues.

Income from operations increased 6.7% over 2Q12 to Ps. 1.952 billion in 2Q13. Operating expenses increased 13.8% in 2Q13 to Ps. 6.628 billion, reflecting the growing number of stores and distribution centers as well as incremental expenses relating to, among other things, the development of specialized distribution routes aimed at enabling our prepared food initiatives. Operating margin contracted 30 basis points compared to 2Q12, to 7.9% of total revenues in 2Q13.

For the first half of 2013, income from operations increased 11.1% compared to the same period in 2012 to Ps. 2.923 billion, resulting in an operating margin of 6.3%, which represents a 10 basis point contraction from the same period in the prior year.

Recent Developments

•	On May 2, 2013, FEMSA announced that its retail subsidiary, FEMSA Comercio, closed the acquisition of a 75% stake in Farmacias YZA in Mexico after obtaining all regulatory approvals.

•	On May 10, 2013, FEMSA announced the placement of two tranches of US Dollar-denominated bonds in the international capital markets. FEMSA successfully issued US$ 300 million in 10 year bonds at a yield of 10-year Treasuries plus 1.125%, and US$ 700 million in 30 year bonds at a yield of 30-year Treasuries plus 1.45%.

•	On May 13, 2013, FEMSA announced that its retail subsidiary FEMSA Comercio acquired Farmacias FM Moderna, a leading drugstore operator in the western state of Sinaloa. This transaction follows the recent acquisition of a controlling stake in Farmacias Yza in the southeast of Mexico, as FEMSA Comercio advances in its strategy to establish a relevant position in this attractive small-box retail segment.

•	On May 22, 2013, Coca-Cola FEMSA issued Ps. 7,500 million in a 10 year bond at a fixed rate in Mexican pesos of 5.46%.

•	On June 28, 2013, Coca-Cola FEMSA announced that it had reached an agreement to acquire 100% of Companhia Fluminense de Refrigerantes (“Companhia Fluminense”) in an all-cash transaction of US$ 448 million. During the last twelve months ended March 31, 2013, Companhia Fluminense sold 56.6 million unit cases of beverages, including beer, generating approximately US$ 232 million in net revenues and an estimated pro-forma consolidated EBITDA of US$ 40 million.

3	July 25, 2013

CONFERENCE CALL INFORMATION:

Our Second Quarter of 2013 Conference Call will be held on: Thursday July 25, 2013, 11:00 AM Eastern Time (10:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic US: (888) 397-5352; International: (719) 457-2727; Conference Id: 7752812. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call audio will be available on http://ir.FEMSA.com/results.cfm.

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates with FEMSA Comercio, operating various small-format chain stores, including OXXO, the largest and fastest-growing chain of stores in Latin America. All of which is supported by a Strategic Business area.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon day buying rate for Mexican Pesos as published by the U.S. Federal Reserve Board in its H.10 weekly Release of Foreign Exchange Rates for June 30, 2013, which was 12.9925 Mexican Pesos per US Dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Five pages of tables and Coca-Cola FEMSA’s press release follow.

4	July 25, 2013

FEMSA

Consolidated Income Statement

Millions of Pesos

	For the second quarter of:						For the six months of:
	2013 (A)	% of rev.	2012 (B)	% of rev.	% Var.	% Org (C)	2013 (A)	% of rev.	2012 (B)	% of rev.	% Var.	% Org (C)
Total revenues	62,047	100.0	59,586	100.0	4.1	3.1	119,289	100.0	113,854	100.0	4.8	(1.3)
Cost of sales	35,722	57.6	34,593	58.1	3.3		69,194	58.0	66,665	58.6	3.8
Gross profit	26,325	42.4	24,993	41.9	5.3		50,095	42.0	47,189	41.4	6.2
Administrative expenses	2,409	3.9	2,661	4.5	(9.5)		4,698	3.9	5,005	4.4	(6.1)
Selling expenses	16,774	26.9	15,544	26.0	7.9		32,766	27.5	30,195	26.5	8.5
Other Operating expenses (income), net (1)	(152)	(0.2)	102	0.2	N.A.		132	0.1	24	0.2	N.A.
Income from operations(2)	7,294	11.8	6,686	11.2	9.1	8.0	12,499	10.5	11,965	10.5	4.5	0.5
Other Non-Operating expenses (income)	127		501		(74.7)		121		275		(56.0)
Interest expense	939		571		64.4		1,599		1,188		34.6
Interest income	202		189		6.9		381		364		4.7
Foreign exchange loss (gain)	85		(404)		N.A.		126		54		N.A.
Other financial expenses (income), net.	138		4		N.A.		252		(23)		N.A.
Financing expenses, net	960		(18)		N.A.		1,596		855		86.7
Income before income tax and Participation in Heineken results	6,207		6,203		0.1		10,782		10,835		(0.5)
Income tax	1,939		1,456		33.2		3,447		2,923		17.9
Participation in Heineken results(3)	810		690		17.4		1,720		1,317		30.6
Net consolidated income	5,078		5,437		(6.6)		9,055		9,229		(1.9)
Net majority income	3,565		3,897		(8.5)		6,216		6,259		(0.7)
Net minority income	1,513		1,540		(1.8)		2,839		2,970		(4.4)

	2013 (A)	% of rev.	2012 (B)	% of rev.	% Var.	% Org (C)	2013 (A)	% of rev.	2012 (B)	% of rev.	% Var.	% Org (C)
Operative Cash Flow & CAPEX
Income from operations	7,294	11.8	6,686	11.2	9.1	8.0	12,499	10.5	11,965	10.5	4.5	0.5
Depreciation	2,057	3.3	1,750	2.9	17.5		4,065	3.4	3,470	3.0	17.1
Amortization & other non-cash charges	147	0.2	442	0.8	(66.7)		544	0.4	683	0.7	(20.4)
Operative Cash Flow (EBITDA)	9,498	15.3	8,878	14.9	7.0	5.8	17,108	14.3	16,118	14.2	6.1	2.3
CAPEX	3,581		3,164		13.2		6,867		5,326		28.9

Financial Ratios	2013	2012	Var. p.p.
Liquidity(4)	1.50	1.56	(0.05)
Interest coverage(5)	12.89	23.24	(10.35)
Leverage(6)	0.52	0.41	0.11
Capitalization(7)	21.83%	15.26%	6.57

(A) We integrated the beverage divisions of YOLI in Coca-Cola FEMSA´s operations since May 2013.

(B) We integrated the beverage divisions of FOQUE in Coca-Cola FEMSA´s operations since May 2012.

(C) % Org. represents the variation in a given measure excluding the effects of mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

(1) Other Operating expenses (income), net = Other Operating expenses (income) +(-) Equity method from operated associates.

(2) Income from operations = Gross profit - Administrative and selling expenses - Other operating expenses (income), net.

(3) Represents the equity method participation in Heineken´s results, net.

(4) Total current assets / total current liabilities.

(5) Income from operations + depreciation + amortization & other / interest expense, net.

(6) Total liabilities / total stockholders' equity.

(7) Total debt / long-term debt + stockholders' equity.

Total debt = short-term bank loans + current maturities of long-term debt + long-term bank loans.

5	July 25, 2013

FEMSA

Consolidated Balance Sheet

Millions of Pesos

ASSETS		Jun-13	Dec-12	% Var.
Cash and cash equivalents		46,572	38,116	22.2
Accounts receivable		8,835	11,812	(25.2)
Inventories		15,498	16,345	(5.2)
Other current assets		12,516	9,182	36.3
Total current assets		83,421	75,455	10.6
Investments in shares		92,890	83,840	10.8
Property, plant and equipment, net		62,719	61,649	1.7
Intangible assets (1)		75,733	67,893	11.5
Other assets		8,219	7,105	15.7
TOTAL ASSETS		322,982	295,942	9.1

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans		4,374	4,213	3.8
Current maturities of long-term debt		7,312	4,489	62.9
Interest payable		326	207	57.5
Operating liabilities		43,505	39,607	9.8
Total current liabilities		55,517	48,516	14.4
Long-term debt (2)		44,457	27,574	61.2
Labor liabilities		3,850	3,675	4.8
Other liabilities		6,470	6,016	7.5
Total liabilities		110,294	85,781	28.6
Total stockholders’ equity		212,688	210,161	1.2
LIABILITIES AND STOCKHOLDERS’ EQUITY		322,982	295,942	9.1

	June 30, 2013
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	41.3%	5.1%
Dollars	53.1%	3.0%
Colombian pesos	2.8%	5.5%
Argentine pesos	2.0%	21.4%
Brazilian Reais	0.8%	6.8%
Total debt	100%	4.3%

Fixed rate(2)	57.8%
Variable rate(2)	42.2%

% of Total Debt	2013	2014	2015	2016	2017	2018 +
DEBT MATURITY PROFILE	14.0%	10.4%	15.4%	4.5%	5.6%	50.0%

(1) Includes mainly the intangible assets generated by acquisitions.

(2) Includes the effect of derivative financial instruments on long-term debt.

6	July 25, 2013

Coca-Cola FEMSA

Results of Operations

Millions of Pesos

	For the second quarter of:						For the six months of:
	2013 (A)	% of rev.	2012 (B)	% of rev.	% Var.	% Org (C)	2013 (A)	% of rev.	2012 (B)	% of rev.	% Var.	% Org (C)
Total revenues	36,260	100.0	36,295	100.0	(0.1)	(1.9)	70,852	100.0	70,356	100.0	0.7	(1.3)
Cost of sales	19,075	52.6	19,593	54.0	(2.6)		37,602	53.1	38,191	54.3	(1.5)
Gross profit	17,185	47.4	16,702	46.0	2.9		33,250	46.9	32,165	45.7	3.4
Administrative expenses	1,563	4.3	1,777	4.9	(12.0)		3,019	4.3	3,331	4.7	(9.4)
Selling expenses	10,634	29.3	10,160	28.0	4.7		20,851	29.4	19,752	28.1	5.6
Other Operating expenses (income), net	(154)	(0.4)	51	0.1	N.A.		79	0.1	(11)	-	N.A.
Income from operations	5,142	14.2	4,714	13.0	9.1	7.6	9,301	13.1	9,093	12.9	2.3	0.5
Depreciation	1,513	4.2	1,230	3.4	23.0		2,948	4.2	2,444	3.5	20.6
Amortization & other non-cash charges	20	-	365	1.0	(94.5)		321	0.4	532	0.8	(39.7)
Operative Cash Flow	6,675	18.4	6,309	17.4	5.8	4.2	12,570	17.7	12,069	17.2	4.2	2.3
CAPEX	2,347		1,969		19.2		4,591		3,243		41.6

Sales volumes
(Millions of unit cases)
Mexico and Central America	523.4	65.7	504.3	65.5	3.8	0.2	959.6	62.8	916.8	62.2	4.7	0.0
South America	273.3	34.3	265.7	34.5	2.9	2.9	567.7	37.2	556.3	37.8	2.1	2.1
Total	796.7	100.0	770.0	100.0	3.5	1.1	1,527.3	100.0	1,473.1	100.0	3.7	0.8

(A) We integrated the beverage divisions of YOLI in Coca-Cola FEMSA´s operations since May 2013.

(B) We integrated the beverage divisions of FOQUE in Coca-Cola FEMSA´s operations since May 2012.

(C) % Org. represents the variation in a given measure excluding the effects of mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

7	July 25, 2013

FEMSA Comercio

Results of Operations

Millions of Pesos

	For the second quarter of:					For the six months of:
	2013%	of rev.	2012%	of rev.	% Var.	2013%	of rev.	2012%	of rev.	% Var.
Total revenues	24,808	100.0	22,209	100.0	11.7	46,511	100.0	41,242	100.0	12.8
Cost of sales	16,228	65.4	14,557	65.5	11.5	30,708	66.0	27,434	66.5	11.9
Gross profit	8,580	34.6	7,652	34.5	12.1	15,803	34.0	13,808	33.5	14.4
Administrative expenses	499	2.0	421	1.9	18.5	962	2.1	807	2.0	19.2
Selling expenses	6,103	24.6	5,354	24.2	14.0	11,873	25.5	10,351	25.1	14.7
Other Operating expenses (income), net	26	0.1	47	0.2	(44.7)	45	0.1	20	-	N.A.
Income from operations	1,952	7.9	1,830	8.2	6.7	2,923	6.3	2,630	6.4	11.1
Depreciation	525	2.1	475	2.1	10.5	1,070	2.3	934	2.3	14.6
Amortization & other non-cash charges	114	0.4	74	0.4	54.1	168	0.3	115	0.2	46.1
Operative Cash Flow	2,591	10.4	2,379	10.7	8.9	4,161	8.9	3,679	8.9	13.1
CAPEX	1,232		1,120		9.9	2,044		1,847		10.7

Information of OXXO Stores
Total stores	279		290		(3.8)	11,015		9,989		10.3
Net new convenience stores						-		-	-	-
vs. June prior year	1,026		1,026		-
vs. December prior year	414		428		(3.3)

Same store data: (1)
Sales (thousands of pesos)	705.6		699.1		0.9	673.9		656.0		2.7
Traffic (thousands of transactions)	25.7		25.8		(0.1)	24.6		24.8		(0.7)
Ticket (pesos)	27.4		27.1		1.1	27.3		26.4		3.4

(1) Monthly average information per store, considering same stores with more than twelve months of operations.

8	July 25, 2013

FEMSA

Macroeconomic Information

			End of period, Exchange Rates
	Inflation		Jun-13		Jun-12
	2Q 2013	LTM(1) June-13	Per USD	Per Mx. Peso	Per USD	Per Mx. Peso
Mexico	1.30%	4.90%	13.02	1.0000	13.65	1.0000
Colombia	1.73%	1.93%	1,929.00	0.0068	1,784.60	0.0077
Venezuela	24.99%	39.44%	6.30	2.0672	4.30	3.1751
Brazil	3.15%	6.40%	2.22	5.8781	2.02	6.7546
Argentina	4.69%	10.36%	5.39	2.4171	4.53	3.0159
Euro Zone	0.61%	1.66%	0.77	17.0236	0.81	16.8678

(1) LTM = Last twelve months

9	July 25, 2013

2013 SECOND-QUARTER AND FIRST SIX-MONTH RESULTS

	Second Quarter				YTD
	2013	2012	Reported Δ%	Excluding M&A Effects Δ%(5)	2013	2012	Reported Δ%	Excluding M&A Effects Δ%(5)
Total Revenues	36,260	36,295	-0.1%	-1.9%	70,852	70,356	0.7%	-1.3%
Gross Profit	17,185	16,702	2.9%		33,250	32,165	3.4%
Operating Income	5,142	4,714	9.1%	7.6%	9,301	9,093	2.3%	0.5%
Net Income Attributable to Equity Holders of the Company	2,807	2,713	3.5%		5,280	5,393	-2.1%
Operative cash flow(1)	6,675	6,309	5.8%	4.2%	12,570	12,069	4.2%	2.3%
Net Debt (2)	17,851	6,680	167.2%
Net Debt / Operative cash flow (3)	0.64	0.24
Operative cash flow/ Interest Expense, net (3)	15.66	18.70
Earnings per Share(3)	6.38	5.61
Capitalization (4)	27.4%	23.1%

Expressed in millions of Mexican pesos.

(1)    Operative cash flow = Operating income + Depreciation + Amortization & Other operative Non-cash Charges.

See reconciliation table on page 8 except for Earnings per Share

(2)    Net Debt = Total Debt - Cash

(3)    LTM figures

(4)    Total debt / (long-term debt + equity)

(5)    Excluding M&A effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

   Reported total revenues reached Ps. 36,260 million in the second quarter of 2013, remaining flat as compared to the second quarter of 2012, mainly as a result of a 6.3% revenue growth in our Mexico & Central America division which compensated for a negative translation effect resulting from the devaluation of the currencies in our South America division. On a currency neutral basis and excluding the non-comparable effect of Grupo Fomento Queretano and Grupo Yoli in Mexico, total revenues grew 12.7%.

   Reported consolidated operating income reached Ps. 5,142 million for the second quarter of 2013, representing an increase of 9.1%. Our reported operating margin reached 14.2% in the second quarter of 2013, an expansion of 120 basis points.

   Reported consolidated net income attributable to equity holders of the company was Ps. 2,807 million in the second quarter of 2013.

Mexico City (July 24, 2013), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest franchise bottler in the world, announces results for the second quarter of 2013.

"Amid a continued challenging consumer environment and increased exchange rate volatility, our operators delivered solid currency-neutral results and consolidated margin expansion, capitalizing on the diversified and balanced geographic footprint we have created over the past decade. We are pleased to enlarge our family of employees through the integration of Grupo Yoli's franchise territories in Mexico and our recently announced agreement to acquire the Fluminense franchise territory in Brazil. The transactions that we have performed underscore our continued commitment to focus on the opportunities arising in the Latin American beverage industry. As we look forward to the second half of the year, we are confident that our company has developed the skills and talent necessary to achieve our business plan and continue to create value for all of our stakeholders," said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

July 24, 2013	Page 9

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

The Company’s Mexico & Central America divisions’ operating results include the non-comparable effect of Grupo Fomento Queretano’s results for the month of April, 2013 and Grupo Yoli’s results for the month of June, 2013.

As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis.

Our reported total revenues reached Ps. 36,260 million in the second quarter of 2013, remaining flat as compared to the second quarter of 2012. Our Mexico & Central America division’s total revenues, including the integration of Grupo Fomento Queretano (“FOQUE”) and Grupo Yoli (“YOLI”) in our Mexican operations,(1) grew 6.3% and compensated for a negative translation effect in our South America division resulting from the devaluation of the Venezuelan bolivar(2), the Argentine peso(2), the Brazilian real(2) and the Colombian peso(2). On a currency neutral basis and excluding the non-comparable effect of FOQUE and YOLI, total revenues grew 12.7%, driven by average price per unit case growth in almost every territory and volume growth mainly in Colombia, Venezuela, Central America and Argentina.

Reported total sales volume increased 3.5% to reach 796.7 million unit cases in the second quarter of 2013 as compared to the same period in 2012. Excluding the non-comparable effect of FOQUE and YOLI in Mexico(1), volumes grew 1.1% reaching 778.7 million unit cases. On the same basis, the still beverage category grew 7.1%, mainly driven by the performance of the Jugos del Valle line of business in Mexico and Colombia, and the continued growth of Powerade and FUZE Tea. In addition, our sparkling beverage category grew 1% driven by a 2% growth of brand Coca-Cola and our bottled water category grew 6.6%. These increases compensated for a 2.0% decline in our bulk water business.

Our reported gross profit increased 2.9% to Ps. 17,185 million in the second quarter of 2013, as compared to the second quarter of 2012. Lower sugar prices in our territories in combination with the appreciation of the average exchange rate of the Mexican peso(2), compensated for the depreciation of the average exchange rate of the Venezuelan bolivar(2), the Argentine peso(2), the Brazilian real(2) and the Colombian peso(2) as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 47.4%, an expansion of 140 basis points as compared to the second quarter of 2012.

Our reported operating income grew 9.1% to Ps. 5,142 million, recording a margin expansion of 120 basis points to reach an operating margin of 14.2% in the second quarter of 2013. In local currency and excluding the non-comparable effect of FOQUE and YOLI in Mexico(1), operating expenses increased mainly as a result of higher labor and freight costs across the South America division and continued marketing investments across our territories to support our marketplace execution and bolster our returnable packaging base.

During the second quarter of 2013, the other operative expenses, net line registered a net gain of Ps. 24 million as result of certain restructuring charges across our operations that were compensated by a favorable operative currency fluctuation effect on certain of our U.S. dollar-denominated accounts payable in Venezuela.

The share of the profits of associates and joint ventures line recorded a gain of Ps. 130 million, mainly due to equity method gains from our participation in Coca-Cola Bottlers Philippines, Inc., Jugos del Valle in México and Leao Alimentos in Brazil.

Our comprehensive financing result in the second quarter of 2013 recorded an expense of Ps. 1,087 million as compared to an expense of Ps. 478 million in the same period of 2012. This difference was mainly driven by higher interest expense, net as a consequence of a higher debt position and a foreign exchange loss originated by the quarterly depreciation of the Mexican peso(2) on our US Dollar denominated net debt position.

During the second quarter of 2013, income tax, as a percentage of income before taxes, was 28.4% as compared to 24.2% in the same period of 2012. The lower effective tax rate registered during the second quarter of 2012, resulted from a tax shield related to interests on capital, included in a dividend declared by our Brazilian subsidiary.

Our reported net income attributable to equity holders of the Company reached Ps. 2,807 million in the second quarter of 2013. Earnings per share (EPS) in the second quarter of 2013 were Ps. 1.37 (Ps. 13.70 per ADS) computed on the basis of 2,048.2 million shares(3) (each ADS represents 10 local shares).

(1)	The Company’s Mexico & Central America divisions’ operating results include the non-comparable effect of Grupo Fomento Queretano’s results for the month of April, 2013 and Grupo Yoli’s results for the month of June, 2013
(2)	See page 12 for average and end of period exchange rates for the second quarter of 2013
(3)	According to International Financial Reporting Standards (IFRS), Earnings Per Share is computed on the basis of the weighted-average number of shares outstanding during the period. The weighted average number of shares is calculated based on the number of days within a reporting period that each share was outstanding, divided by the full length of that reporting period

July 24, 2013	Page 10

As of June 30, 2013, we had a cash balance of Ps. 19,929 million, including US$ 68 million denominated in U.S. dollars, a decrease of Ps. 3,305 million compared to December 31, 2012. In May, 2013, we issued Ps. 7,500 million in 10 year Certificados Bursátiles at a fixed rate in Mexican pesos of 5.46%. As of May, 2013 Coca-Cola FEMSA paid the first installment of the 2012 dividend in the amount of Ps. 2,944.3 million.

As of June 30, 2013, total short-term debt was Ps. 7,994 million and long-term debt was Ps. 29,786 million. Total debt increased by Ps. 7,866 million, compared to year end 2012. Net debt increased Ps. 11,171 million compared to year end 2012, mainly as a consequence of the issuance of the Certificados Bursátiles during May of 2013 and the cash outflows related to the acquisitions of Coca-Cola Bottlers Philippines, Inc. and Grupo Yoli, in addition to the payment of the first installment of the 2012 dividend. The Company’s total debt balance includes U.S. dollar-denominated debt in the amount of US$1,102 million.(1)

The weighted average cost of debt for the quarter was 4.9%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of June 30, 2013.

Currency	% Total Debt(1)	% Interest Rate Floating(1)(2)
Mexican pesos	54.7%	11.2%
U.S. dollars	38.0%	21.9%
Colombian pesos	4.0%	100.0%
Brazilian reals	0.3%	0.0%
Argentine pesos	3.0%	0.0%
(1)	After giving effect to interest rate swaps
(2)	Calculated by weighting each year’s outstanding debt balance mix

Debt Maturity Profile

Maturity Date	2013	2014	2015	2016	2017	2018+
% of Total Debt	11.7%	15.1%	22.8%	6.7%	0.0%	43.7%

July 24, 2013	Page 11

The Company’s Mexico & Central America divisions’ operating results include the non-comparable effect of Grupo Fomento Queretano’s results for the month of April, 2013 and Grupo Yoli’s results for the month of June, 2013.

As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis.

Reported total revenues from our Mexico and Central America division increased 6.3% to Ps. 18,714 million in the second quarter of 2013, as compared to the same period in 2012, including the integration of Grupo Fomento Queretano (“FOQUE”) and Grupo Yoli (“YOLI”) in our Mexican operations(1). Excluding the non-comparable effect of FOQUE and YOLI in Mexico(1), total revenues increased 2.6%. On a currency neutral basis and excluding FOQUE and YOLI in Mexico, total revenues increased 3.7%.

Reported total sales volume increased 3.8% to 523.4 million unit cases in the second quarter of 2013, as compared to the second quarter of 2012. Excluding the non-comparable effect of FOQUE and YOLI in Mexico(1), volumes remained flat as compared with the second quarter of 2012. On the same basis, still beverages grew 6.0% mainly driven by the Jugos del Valle line of products in Mexico and the performance of Powerade and FUZE Tea in the division. Our bottled water portfolio grew 5.8%, while our sparkling beverage category remained flat supported by a 1% growth of brand Coca-Cola. These increases compensated for a 3.2% decline in the bulk water business.

Our reported gross profit increased 11.3% to Ps. 9,307 million in the second quarter of 2013 as compared to the same period in 2012. Reported cost of goods sold increased 1.7%. Reported gross margin reached 49.7% in the second quarter of 2013, an expansion of 220 basis points as compared with the same period of the previous year, as a result of lower sugar prices in the division in combination with the average appreciation of the Mexican peso(2) as applied to our U.S. dollar-denominated raw material costs.

Reported operating income(3) increased 26.2% to Ps. 3,352 million in the second quarter of 2013, compared to Ps. 2,656 million in the same period of 2012. Our reported operating margin was 17.9% in the second quarter of 2013, as compared with 15.1% in the same period of 2012, an expansion of 280 basis points. Excluding the non-comparable effect of FOQUE and YOLI in Mexico(1), operating income increased 23.6%. On the same basis, operating expenses included continued marketing investments across our territories to support our marketplace execution and bolster our returnable packaging base.

The share of the profits of associates and joint ventures line recorded a gain of Ps. 128 million, mainly due to equity method gains from our participation in Coca-Cola Bottlers Philippines, Inc. and Jugos del Valle in Mexico.

(1)	The Company’s Mexico & Central America divisions’ operating results include the non-comparable effect of Grupo Fomento Queretano’s results for the month of April, 2013 and Grupo Yoli’s results for the month of June, 2013
(2)	See page 12 for average and end of period exchange rates for the second quarter of 2013
(3)	For reporting purposes, all corporate expenses, including the equity method recorded from our stake of the results of Coca-Cola Bottlers Philippines, Inc., are included in the results of the Mexico and Central America division

July 24, 2013	Page 12

Volume and average price per unit case exclude beer results.

Reported total revenues were Ps. 17,546 million in the second quarter of 2013, a decrease of 6.1% as compared to the same period of 2012, as a result of the negative translation effect of the devaluation of the Venezuelan bolivar(1), the Argentine peso(1), the Brazilian real(1) and the Colombian peso(1). Excluding beer, which accounted for Ps. 815 million during the quarter, revenues decreased 5.6% to Ps. 16,731 million. On a currency neutral basis, total revenues increased 21.3%, mainly as a result of average price per unit case growth in Venezuela, Argentina and Brazil; and volume growth in Colombia, Venezuela and Argentina.

Reported total sales volume in our South America division increased 2.9% to 273.3 million unit cases in the second quarter of 2013 as compared to the same period of 2012, driven by volume growth in Colombia, Venezuela and Argentina that compensated for a decline in volume in Brazil. Our sparkling beverage category grew 1.8%, driven by a 4% growth in brand Coca-Cola. The still beverage category grew 9.4%, mainly driven by the performance of the Jugos del Valle line of business in Colombia. Our water portfolio, including bulk water, grew 9.1%.

Reported gross profit reached Ps. 7,878 million, a 5.6% decline in the second quarter of 2013, as compared to the same period of 2012, as a result of the negative translation effect of the devaluation of this division’s currencies. Reported cost of goods sold decreased 6.5%. In local currency, lower cost of sweeteners across the division and lower cost of PET in Brazil and Argentina compensated for the depreciation of the average exchange rate of the Venezuelan bolivar(1), the Argentine peso(1), the Brazilian real(1) and the Colombian peso(1) as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 44.9% in the second quarter of 2013, an expansion of 20 basis points as compared to the same period of 2012.

Our reported operating income decreased 13.0% to Ps. 1,790 million in the second quarter of 2013, compared to the same period of 2012, as a result of the negative translation effect of the devaluation of this division’s currencies. Reported operating expenses decreased 2.4% in the second quarter of 2013. In local currency, operating expenses increased mainly as a result of higher labor and freight costs in the division and continued marketing investments to support our marketplace execution and bolster our returnable packaging base.

During the second quarter of 2013, the other operative expenses, net line registered a gain of Ps. 39 million as a consequence of a favorable operative currency fluctuation effect on certain of our U.S. dollar-denominated accounts payable in Venezuela, net of certain restructuring charges across our operations.

(1)	See page 12 for average and end of period exchange rates for the second quarter of 2013

July 24, 2013	Page 13

The Company’s Mexico & Central America divisions’ operating results include the non-comparable effect of Grupo Fomento Queretano’s results for the months of January, 2013 through April, 2013 and Grupo Yoli’s results for the month of June, 2013.

As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis.

Our consolidated total revenues grew 0.7% to Ps. 70,852 million in the first six months of 2013, as compared to the same period of 2012. High single-digit revenue growth in our Mexico & Central America Division, including the integration of FOQUE and YOLI in our Mexican operations,(1) compensated for a negative translation effect in our South America division resulting from the devaluation of the Venezuelan bolivar(2), the Argentine peso(2), the Brazilian real(2) and the Colombian peso(2). On a currency neutral basis and excluding the non-comparable effect of FOQUE and YOLI, total revenues grew 13.3%, in the first half of 2013.

Total sales volume increased 3.7% to 1,527.3 million unit cases in the first six months of 2013, as compared to the same period in 2012. Excluding the non-comparable effect of FOQUE and YOLI in Mexico, volumes grew 0.8% to 1,484.6 million unit cases. On the same basis, the still beverage category grew 7.5%, mainly driven by the performance of the Jugos del Valle line of business in Mexico, Venezuela and Colombia and the continued growth of Powerade and FUZE Tea. In addition, our bottled water category grew 5.5% and our sparkling beverage category remained flat. These increases compensated for a 2.4% decline in our bulk water business.

Our gross profit increased 3.4% to Ps. 33,250 million in the first six months of 2013, as compared to the same period of 2012. Lower sugar prices in most of our territories in combination with the appreciation of the average exchange rate of the Mexican peso(2), compensated for the depreciation of the average exchange rate of the Venezuelan bolivar(2), the Argentine peso(2), the Brazilian real(2) and the Colombian peso(2) as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 46.9%, an expansion of 120 basis points as compared to the first six months of 2012.

Our consolidated operating income increased 2.3% to Ps. 9,301 million, recording a margin expansion of 20 basis points to reach an operating margin of 13.1% in the first six months of 2013. In local currency and excluding the non-comparable effect of FOQUE and YOLI in Mexico(1), operating expenses increased mainly as a result of (i) higher labor and freight costs in our South America division and (ii) continued marketing investments to support our marketplace execution and bolster our returnable packaging base.

During the first half of 2013, the other operative expenses, net line registered an expense of Ps. 227 million mainly due to (i) the effect of the devaluation of the Venezuelan bolivar(2) on our U.S. dollar-denominated accounts payable in that operation and (ii) certain restructuring expenses across our operations, including those registered in the recently merged franchises, which results are now fully comparable.

The share of the profits of associates and joint ventures line recorded a gain of Ps. 148 million, mainly due to equity method gains from our participation in Coca-Cola Bottlers Philippines, Inc., Jugos del Valle in Mexico and Leao Alimentos in Brazil.

Our reported net income attributable to equity holders of the Company reached Ps. 5,280 million in the first six months of 2013 as compared to the same period of 2012. Earnings per share (EPS) in the first six months of 2013 were Ps. 2.59 (Ps. 25.89 per ADS) computed on the basis of 2,039.4 million shares(3) outstanding (each ADS represents 10 local shares).

(1)	The Company’s Mexico & Central America divisions’ operating results include the non-comparable effect of Grupo Fomento Queretano’s results for the months of January, 2013 through April, 2013 and Grupo Yoli’s results for the month of June, 2013
(2)	See page 12 for average and end of period exchange rates for the second quarter and first six months of 2013
(3)	According to International Financial Reporting Standards (IFRS), Earnings Per Share is computed on the basis of the weighted-average number of shares outstanding during the period. The weighted average number of shares is calculated based on the number of days within a reporting period that each share was outstanding, divided by the full length of that reporting period

July 24, 2013	Page 14

RECENT DEVELOPMENTS

As of May, 2013 Coca-Cola FEMSA paid the first installment of the 2012 dividend in the amount of Ps. 2,944.3 million, representing an amount of Ps. 1.45 per share.
On May 22, 2013, Coca-Cola FEMSA issued Ps. 7,500 million in a 10 year bond at a fixed rate in Mexican pesos of 5.46%.
On June 28, 2013, Coca-Cola FEMSA announced that it had reached an agreement to acquire 100% of Companhia Fluminense de Refrigerantes (“Companhia Fluminense”) in an all-cash transaction of US$ 448 million. During the last twelve months ended March 31, 2013, Companhia Fluminense sold 56.6 million unit cases of beverages, including beer, generating approximately US$ 232 million in net revenues and an estimated pro-forma consolidated EBITDA of US$ 40 million.

CONFERENCE CALL INFORMATION

Our second-quarter 2013 Conference Call will be held on July 24, 2013, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 888-430-8691 or International: 719-457-2627. Participant passcode: 2263062. Alternatively, participants can log into www.coca-colafemsa.com for a live audio webcast of the conference call.

If you are unable to participate live, the conference call audio will be available at www.coca-colafemsa.com.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias, and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 62 bottling facilities and serves 317 million consumers through close to 2,700,000 retailers with more than 100,000 employees worldwide.

❖ ❖ ❖

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

❖ ❖ ❖

(5 pages of tables to follow)

Mexican Stock Exchange Quarterly Filing

Coca-Cola FEMSA encourages the reader to refer to our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) for more detailed information. This filing contains a detailed cash flow statement and selected notes to the financial statements. This filing is available at www.bmv.com.mx in the Información Financiera section for Coca-Cola FEMSA (KOF).

July 24, 2013	Page 15

Consolidated Income Statement
Expressed in millions of Mexican pesos(1)
As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis

	2Q 13	% Rev	2Q 12	% Rev	Reported Δ%	Excluding M&A Effects Δ%(5)	YTD 13	% Rev	YTD 12	% Rev	Reported Δ%	Excluding M&A Effects Δ%(5)
Volume (million unit cases) (2)	796.7		770.0		3.5%	1.1%	1,527.3		1,473.1		3.7%	0.8%
Average price per unit case (2)	44.27		45.66		-3.0%	-2.6%	45.04		46.16		-2.4%	-1.6%
Net revenues	36,088		36,119		-0.1%		70,461		69,934		0.8%
Other operating revenues	172		176		-2.3%		391		422		-7.3%
Total revenues	36,260	100%	36,295	100%	-0.1%	-1.9%	70,852	100%	70,356	100%	0.7%	-1.3%
Cost of goods sold	19,075	52.6%	19,593	54.0%	-2.6%		37,602	53.1%	38,191	54.3%	-1.5%
Gross profit	17,185	47.4%	16,702	46.0%	2.9%		33,250	46.9%	32,165	45.7%	3.4%
Operating expenses	12,197	33.6%	11,937	32.9%	2.2%		23,870	33.7%	23,083	32.8%	3.4%
Other operative (income) expenses, net	(24)	-0.1%	41	0.1%	-158.5%		227	0.3%	8	0.0%	2,737.5%
Share of the (profit) loss of associates and joint ventures accounted for using the equity method (6)	(130)	-0.4%	10	0.0%	-1,400.0%		(148)	-0.2%	(19)	0.0%	678.9%
Operating income (3)	5,142	14.2%	4,714	13.0%	9.1%	7.6%	9,301	13.1%	9,093	12.9%	2.3%	0.5%
Other non operative expenses, net	84		469		-82.1%		117		500		-76.6%
Interest expense	675		433		55.9%		1,192		920		29.6%
Interest income	112		96		16.7%		217		202		7.4%
Interest expense, net	563		337		67.1%		975		718		35.8%
Foreign exchange loss (gain)	391		127		207.9%		157		(75)		-309.3%
Loss (gain) on monetary position in Inflationary subsidiries	166		(6)		-2,866.7%		202		(15)		-1,446.7%
Market value (gain) loss on ineffective portion of derivative instruments	(33)		20		-265.0%		14		(12)		-216.7%
Comprehensive financing result	1,087		478		127.4%		1,348		616		118.8%
Income before income taxes	3,971		3,767		5.4%		7,836		7,977		-1.8%
Income taxes	1,128		913		23.5%		2,438		2,332		4.5%
Consolidated net income	2,843		2,854		-0.4%		5,398		5,645		-4.4%
Net income attributable to equity holders of the Company	2,807	7.7%	2,713	7.5%	3.5%		5,280	7.5%	5,393	7.7%	-2.1%
Non-controlling interest	36		141		-74.5%		118		252		-53.2%

Operating income (3)	5,142	14.2%	4,714	13.0%	9.1%	7.6%	9,301	13.1%	9,093	12.9%	2.3%	0.5%
Depreciation	1,513		1,230		23.0%		2,948		2,444		20.6%
Amortization and other operative non-cash charges	20		365		-94.5%		321		532		-39.7%
Operative cash flow (3)(4)	6,675	18.4%	6,309	17.4%	5.8%	4.2%	12,570	17.7%	12,069	17.2%	4.2%	2.3%

(1)	Except volume and average price per unit case figures
(2)	Sales volume and average price per unit case exclude beer results
(3)	The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader
(4)	Operative cash flow = Operating Income + depreciation, amortization & other operative non-cash charges

As of May 2013, Grupo Fomento Queretano completed a twelve month period since its integration. Consequently its results are included in Mexico on an organic basis for financial information purposes for the months of May and June of 2013 (the month of April 2013 is not comparable)

As of June 2013, we integrated Grupo Yoli in our Mexican Operations (the month of June 2013 is not comparable)

(5)	Excluding M&A effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability
(6)	As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. Through the equity method on an estimated basis in this line

July 24, 2013	Page 16

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.

Assets	Jun 13		Dec 12
Current Assets
Cash, cash equivalents and marketable securities	Ps.	19,929	Ps.	23,234
Total accounts receivable		6,613		9,329
Inventories		7,886		8,103
Other current assets		7,136		5,231
Total current assets		41,564		45,897
Property, plant and equipment
Property, plant and equipment		72,311		71,652
Accumulated depreciation		(29,984)		(29,135)
Total property, plant and equipment, net		42,327		42,517
Other non-current assets		94,766		77,689
Total Assets	Ps.	178,657	Ps.	166,103

Liabilities and Equity	Jun 13		Dec 12
Current Liabilities
Short-term bank loans and notes	Ps.	7,994	Ps.	5,139
Suppliers		12,293		14,221
Other current liabilities		13,408		10,190
Total Current Liabilities		33,695		29,550
Long-term bank loans		29,786		24,775
Other long-term liabilities		6,864		6,950
Total Liabilities		70,345		61,275
Equity
Non-controlling interest		3,058		3,179
Total controlling interest		105,254		101,649
Total equity (1)		108,312		104,828
Total Liabilities and Equity	Ps.	178,657	Ps.	166,103

(1)	Includes the effect of the devaluation of the Venezuelan bolivar as of February 13, 2013. For more detailed information, please refer to the notes to the financial statements published in our filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV).

July 24, 2013	Page 17

Mexico & Central America Division

Expressed in millions of Mexican pesos(1)

	2Q 13	% Rev	2Q 12	% Rev	Reported Δ%	Excluding M&A Effects Δ%(4)	YTD 13	% Rev	YTD 12	% Rev	Reported Δ%	Excluding M&A Effects Δ%(4)
Volume (million unit cases)	523.4		504.3		3.8%	0.2%	959.6		916.8		4.7%	0.0%
Average price per unit case	35.60		34.71		2.5%	2.5%	35.69		34.77		2.7%	3.1%
Net revenues	18,631		17,507		6.4%		34,251		31,873		7.5%
Other operating revenues	83		106		-21.7%		164		213		-23.0%
Total revenues	18,714	100.0%	17,613	100.0%	6.3%	2.6%	34,415	100.0%	32,086	100.0%	7.3%	2.9%
Cost of goods sold	9,407	50.3%	9,254	52.5%	1.7%		17,453	50.7%	16,934	52.8%	3.1%
Gross profit	9,307	49.7%	8,359	47.5%	11.3%		16,962	49.3%	15,152	47.2%	11.9%
Operating expenses	6,068	32.4%	5,657	32.1%	7.3%		11,403	33.1%	10,578	33.0%	7.8%
Other operative (income) expenses, net	15	0.1%	49	0.3%	-69.4%		86	0.2%	31	0.1%	177.4%
Share of the (profit) loss of associates and joint ventures accounted for using the equity method (5)	(128)	-0.7%	(3)	0.0%	4,166.7%		(135)	-0.4%	6	0.0%	-2,350.0%
Operating income (2)	3,352	17.9%	2,656	15.1%	26.2%	23.6%	5,608	16.3%	4,537	14.1%	23.6%	20.0%
Depreciation, amortization & other operative non-cash charges	818	4.4%	851	4.8%	-3.9%		1,643	4.8%	1,487	4.6%	10.5%
Operative cash flow (2)(3)	4,170	22.3%	3,507	19.9%	18.9%	16.0%	7,251	21.1%	6,024	18.8%	20.4%	16.6%

(1)	Except volume and average price per unit case figures.
(2)	The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(3)	Operative cash flow = Operating Income + Depreciation, amortization & other operative non-cash charges.
As of May 2013, Grupo Fomento Queretano completed a twelve month period since its integration. Consequently its results are included in Mexico on an organic basis for financial information purposes for the months of May and June of 2013 (the month of April 2013 is not comparable)
As of June 2013, we integrated Grupo Yoli in our Mexican Operations (the month of June 2013 is not comparable)
(4)	Excluding M&A effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.
(5)	As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis in this line

South America Division

Expressed in millions of Mexican pesos(1)

	2Q 13	% Rev	2Q 12	% Rev	Δ%	YTD 13	% Rev	YTD 12	% Rev	Δ%
Volume (million unit cases)(2)	273.3		265.7		2.8%	567.7		556.3		2.0%
Average price per unit case (2)	60.89		66.42		-8.3%	60.85		64.92		-6.3%
Net revenues	17,457		18,612		-6.2%	36,210		38,061		-4.9%
Other operating revenues	89		70		27.1%	227		209		8.6%
Total revenues	17,546	100.0%	18,682	100.0%	-6.1%	36,437	100.0%	38,270	100.0%	-4.8%
Cost of goods sold	9,668	55.1%	10,339	55.3%	-6.5%	20,149	55.3%	21,257	55.5%	-5.2%
Gross profit	7,878	44.9%	8,343	44.7%	-5.6%	16,288	44.7%	17,013	44.5%	-4.3%
Operating expenses	6,129	34.9%	6,280	33.6%	-2.4%	12,467	34.2%	12,505	32.7%	-0.3%
Other operative (income) expenses, net	(39)	-0.2%	(7)	0.0%	457.1%	141	0.4%	(22)	-0.1%	-740.9%
Share of the (profit) loss of associates and joint ventures accounted for using the equity method	(2)	0.0%	12	0.1%	-116.7%	(13)	0.0%	(26)	-0.1%	-50.0%
Operating income (3)	1,790	10.2%	2,058	11.0%	-13.0%	3,693	10.1%	4,556	11.9%	-18.9%
Depreciation, amortization & other operative non-cash charges	715	4.1%	744	4.0%	-3.9%	1,626	4.5%	1,489	3.9%	9.2%
Operative cash flow (3)(4)	2,505	14.3%	2,802	15.0%	-10.6%	5,319	14.6%	6,045	15.8%	-12.0%

(1)	Except volume and average price per unit case figures.
(2)	Sales volume and average price per unit case exclude beer results
(3)	The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(4)	Operative cash flow = Operating Income + depreciation, amortization & other operative non-cash charges.

July 24, 2013	Page 18

SELECTED INFORMATION

For the three months ended June 30, 2013 and 2012

Expressed in millions of Mexican pesos.

	2Q 13		2Q 12
Capex	2,347.3	Capex	1,968.6
Depreciation	1,513.0	Depreciation	1,230.0
Amortization & Other non-cash charges	20.0	Amortization & Other non-cash charges	365.0

VOLUME

Expressed in million unit cases

	2Q 13					2Q 12
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	342.5	28.2	87.4	25.8	483.9	330.8	25.2	86.6	24.0	466.6
Central America	33.1	2.1	0.1	4.2	39.5	32.1	1.9	0.1	3.6	37.7
Mexico & Central America	375.6	30.3	87.5	30.0	523.4	362.9	27.1	86.7	27.6	504.3
Colombia	47.9	5.6	7.3	5.2	66.0	44.9	5.1	6.5	4.0	60.5
Venezuela	47.1	2.5	0.7	3.3	53.6	43.1	2.2	0.5	3.4	49.2
Brazil	94.1	5.0	0.6	5.6	105.3	97.7	5.3	0.6	5.6	109.2
Argentina	42.8	3.3	0.1	2.2	48.4	42.1	2.6	0.2	1.9	46.8
South America	231.9	16.4	8.7	16.3	273.3	227.8	15.2	7.8	14.9	265.7
Total	607.5	46.7	96.2	46.3	796.7	590.7	42.3	94.5	42.5	770.0

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water

(2) Bulk Water = Still bottled water in presentations larger than 5.0 Lt; includes flavored water

Volume of Mexico, the Mexico & Central America division, and Consolidated for the second quarter 2013 results includes the non-comparable results of Grupo Fomento Queretano for the month of April, 2013 and Grupo Yoli for the month of June, 2013, accounting for 18.0 million unit cases, of which 66.7% is Sparkling Beverages, 9.0% is Water, 20.0% is Bulk Water and 4.3% is Still Beverages.

SELECTED INFORMATION

For the six months ended June 30, 2013 and 2012

Expressed in millions of Mexican pesos.

	YTD 13		YTD 12
Capex	4,591.3	Capex	3,243.3
Depreciation	2,948.0	Depreciation	2,444.0
Amortization & Other non-cash charges	321.0	Amortization & Other non-cash charges	532.0

VOLUME

Expressed in million unit cases

	YTD 13					YTD 12
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	625.7	49.5	159.6	47.7	882.5	599.6	44.8	153.7	44.0	842.1
Central America	64.4	4.3	0.2	8.2	77.1	63.6	3.9	0.2	7.0	74.7
Mexico & Central America	690.1	53.8	159.8	55.9	959.6	663.2	48.7	153.9	51.0	916.8
Colombia	95.1	11.0	14.7	9.6	130.4	89.5	10.2	13.3	8.0	121.0
Venezuela	94.3	5.2	1.4	7.2	108.1	87.0	4.1	0.9	6.1	98.1
Brazil	197.8	11.5	1.6	11.7	222.6	205.9	12.2	1.5	11.5	231.1
Argentina	94.4	7.5	0.2	4.5	106.6	94.9	6.4	0.4	4.4	106.1
South America	481.6	35.2	17.9	33.0	567.7	477.3	32.9	16.1	30.0	556.3
Total	1,171.7	89.0	177.7	88.9	1,527.3	1,140.5	81.6	170.0	81.0	1,473.1

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water

(2) Bulk Water = Still bottled water in presentations larger than 5.0 Lt; includes flavored water

Volume of Mexico, the Mexico & Central America division, and Consolidated for the first six months of 2013 results includes the non-comparable results of Grupo Fomento Queretano for the months of January, 2013 through April, 2013 and Grupo Yoli for the month of June, 2013, accounting for 42.7 million unit cases, of which 61.5% is Sparkling Beverages, 6.8% is Water, 27.4% is Bulk Water and 4.3% is Still Beverages.

July 24, 2013	Page 19

June 2013

Macroeconomic Information

	Inflation (1)
	LTM	2Q 2013	YTD

Mexico	4.09%	-0.33%	1.30%
Colombia	2.16%	0.77%	1.73%
Venezuela	39.61%	15.84%	24.99%
Brazil	6.70%	1.18%	3.15%
Argentina	10.46%	2.27%	4.69%

(1) Source: inflation is published by the Central Bank of each country.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)			YTD Exchange Rate (local currency per USD)
	2Q 13	2Q 12	Δ%	YTD 13	YTD 12	Δ%

Mexico	12.4684	13.5134	-7.7%	12.5639	13.2649	-5.3%
Guatemala	7.8004	7.7903	0.1%	7.8209	7.7828	0.5%
Nicaragua	24.5682	23.4003	5.0%	24.4205	23.2592	5.0%
Costa Rica	504.5097	508.9305	-0.9%	505.2865	512.1133	-1.3%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	1,863.1919	1,786.9930	4.3%	1,826.8259	1,793.8324	1.8%
Venezuela	6.3000	4.3000	46.5%	5.8238	4.3000	35.4%
Brazil	2.0700	1.9633	5.4%	2.0329	1.8656	9.0%
Argentina	5.2417	4.4487	17.8%	5.1281	4.3949	16.7%

End of Period Exchange Rates

	Exchange Rate (local currency per USD)			Exchange Rate (local currency per USD)
	Jun 13	Jun 12	Δ%	Mar 13	Mar 12	Δ%

Mexico	13.0235	13.6530	-4.6%	12.3546	12.8489	-3.8%
Guatemala	7.8330	7.8461	-0.2%	7.7774	7.6919	1.1%
Nicaragua	24.7163	23.5409	5.0%	24.4175	23.2571	5.0%
Costa Rica	504.5300	503.8500	0.1%	504.6500	513.5800	-1.7%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	1,929.0000	1,784.6000	8.1%	1,832.2000	1,784.6600	2.7%
Venezuela	6.3000	4.3000	46.5%	6.3000	4.3000	46.5%
Brazil	2.2156	2.0213	9.6%	2.0138	1.8221	10.5%
Argentina	5.3880	4.5270	19.0%	5.1220	4.3790	17.0%

July 24, 2013	Page 20